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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 14D-9/A

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                            ------------------------

                            NEW WEST EYEWORKS, INC.
                           (Name of Subject Company)

                            NEW WEST EYEWORKS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  649156 10 6
                     (CUSIP Number of Class of Securities)
                            ------------------------

                                 BARRY J. FELD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            NEW WEST EYEWORKS, INC.
                           2104 WEST SOUTHERN AVENUE
                              TEMPE, ARIZONA 85282
                                 (602) 438-1330
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                              MARC C. KRANTZ, ESQ.
                        KOHRMAN JACKSON & KRANTZ P.L.L.
                        ONE CLEVELAND CENTER, 20TH FLOOR
                             CLEVELAND, OHIO 44114
                                 (216) 736-7204

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     This Amendment No. 1 amends and supplements the information contained in the Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9 filed with the Securities and Exchange Commission on July 20, 1998 (the "Statement") by New West Eyeworks, Inc., a Delaware corporation ("New West"). The Statement relates to the tender offer by NW Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of National Vision Associates, Ltd., a Georgia corporation ("National Vision"), disclosed in the Tender Offer Statement on Schedule 14D-1 dated July 20, 1998, as amended, to purchase all of the outstanding shares of New West's common stock, par value $0.01 per share (the "Shares"), at a price of $13.00 per Share, net to sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 1998, as amended, and the related Letter of Transmittal. The capitalized terms used in this Amendment No. 1 have the meanings specified in the Statement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

BACKGROUND

     The third paragraph under The Solicitation or Recommendation -- Background beginning on page 13 of the Statement is amended to read in its entirety as follows:

          As a result of this review, the Board of Directors concluded, consistent with FMRC's recommendation, that New West's interests would be best served by pursuing the sale of New West. The Board's rationale for this conclusion is discussed below under Recommendation of the Board. To pursue this option, New West entered into an engagement letter with FMRC in January 1998 to retain FMRC specifically to investigate, evaluate and advise New West about the possible sale of New West.

     The last full paragraph on page 14 of the Statement under The Solicitation or Recommendation -- Background is amended to read in its entirety as follows:

          On May 6 and 7, 1998, discussions continued in San Francisco among Mr. Feld, Mr. Roberts, Mr. Krause and Jed Sherwindt, a representative of Schroder & Co. Inc., National Vision's financial advisor, with respect to the possible acquisition of New West by National Vision. At this meeting, the parties discussed in detail potential synergies created by a combination of the companies and outlined the framework of a transaction involving the acquisition of New West by National Vision. In addition, the parties had preliminary discussions regarding the proposed offer price. Mr. Krause indicated his belief that National Vision could offer $13.00 per Share, but stated that National Vision could not agree to a higher price. Mr. Feld and Mr. Roberts, however, encouraged National Vision to consider a higher price. The parties agreed to continue to work toward a transaction.

RECOMMENDATION OF BOARD

     The second paragraph under The Solicitation or Recommendation -- Recommendation of Board on page 16 of the Statement is amended to read in its entirety as follows:

          Financial Condition, Results of Operations, Business and Prospects of New West. The Board considered the financial condition, results of operations, business and prospects of New West, including its prospects if it were to remain independent, and concluded for the reasons outlined below that a sale was likely to best serve the interests of New West's stockholders. The Board considered the competitive environment in which New West operates and the importance of attaining "critical mass" to enable New West to achieve the economies of scale necessary to successfully compete with large national eyewear retailers, all of whom have greater resources than New West. The Board also discussed New West's plan for internal expansion, including the costs of the plan, sources of funds to implement the plan, and the risks involved in its implementation. The Board determined that New West's planned expansion, whether funded through additional issuances of equity or debt securities, would not allow it to reach the size necessary to achieve the requisite economies of scale in a reasonable time frame to successfully compete against large national eyewear retailers. The Board also concluded that New West did not have the financial capability to acquire a national eyewear retailer that would enable New West to effectively grow through acquisitions. In addition, the Board recognized that New West had failed to identify a joint venture partner that would be viable in today's eyewear retail market.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

Dated August 13, 1998                 NEW WEST EYEWORKS, INC.

                                      /s/ BARRY J. FELD
                                      ------------------------------------------
                                      By Barry J. Feld, President and Chief
                                      Executive Officer